

SECU[illegible] SSION

07003265

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-52471

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montecito Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2015B State Street
(No. and Street)

Santa Barbara (City) California (State) 93105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denise Alpine (805) 957-4202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFarlane, Faletti & Co., LLP
(Name – *if individual, state last, first, middle name*)

115 E. Micheltorena St. #200 (Address) Santa Barbara (City), CA (State) 93101 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise Alpine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montecito Advisors, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California
County of Santa Barbara } ss.

☐ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6
7
8 ______________________________
Signature of Document Signer No. 1

____
Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 27 (Date) day of February (Month), 2007 (Year), by

(1) ______________________________
Name of Signer(s)

(2) ______________________________
Name of Signer(s)

K. Wolfe
Signature of Notary Public


K. WOLFE
Commission # 1530746
Notary Public - California
Santa Barbara County
My Comm. Expires Dec 29, 2008

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: 2006 Financial Statements

Document Date: 12-31-06 Number of Pages: 1

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

© 1998 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2404 • Prod. No. 5924 • Reorder: Call Toll-Free 1-800-876-6827

MONTECITO ADVISORS, INC.
INDEX
DECEMBER 31, 2006 AND 2005

MacFarlane Faletti & Co. LLP
Certified Public Accountants

Reed S. Spangler
Susan M. Frazier
Jane E. Russell
Gail H. Anikouchine
William L. Jackson

James W. Fischer
Howard B. Atkinson
Marilyn D. Parke
Joe Franco

Harvey K. Lynn, Consultant

115 E. Micheltorena St.
Suite 200
Santa Barbara
California 93101
Phone (805)966-4157
Fax (805)965-2454

2948 Nojoqui Ave.
Suite 3
P.O. Box 336
Los Olivos
California 93441
Phone (805)688-6449
Fax (805)688-6440

E-mail cpa@mfco.com
Website www.mfco.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Montecito Advisors, Inc.

We have audited the statements of financial condition of Montecito Advisors, Inc. (a California "S" Corporation) as of December 31, 2006 and 2005, and the related statements of income and comprehensive income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montecito Advisors, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules listed in the index to financial statements are presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and are not otherwise a required part of the basic financial statements. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 26, 2007

MONTECITO ADVISORS, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Current Assets		
Cash and cash equivalents	$ 123,687	$ 141,071
Receivables (Note 2)	247,280	43,957
Other receivables (Note 3)	-	21,547
Prepaid expenses	26,541	22,465
Total Current Assets	397,508	229,040
Furniture and Equipment (net of accumulated depreciation of $48,766 and $46,851)	14,539	9,013
Other Assets		
Deposits	3,130	2,901
Investments (Note 4)	92,370	30,300
Deposits with clearing organizations (Note 5)	252,510	100,000
Total Other Assets	348,010	133,201
Total Assets	$ 760,057	$ 371,254

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
Current Liabilities		
Accounts payable and accrued expenses	$ 93,004	$ 76,594
Subordinated borrowings (Note 6)	150,000	-
Total Liabilities	243,004	76,594
Shareholders' Equity		
Voting common stock, $1 par value; 10,000 shares authorized; 80 and 100 shares issued and outstanding, respectively	80	100
Additional paid-in-capital	199,920	299,900
Accumulated other comprehensive income, unrealized gain/(losses)	28,245	(9,825)
Retained earnings	288,808	4,485
Total Shareholders' Equity	517,053	294,660
Total Liabilities and Shareholders' Equity	$ 760,057	$ 371,254

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenue		
Commissions	$ 2,253,161	$ 354,666
Brokerage credit	-	96,786
Investment advisory fees	77,120	62,980
Wrap fees	68,198	24,013
Ticket charges	170,209	3,559
Short sale revenue	3,575	16,032
12B1, margin and interest income	47,585	43,685
Total Revenue	2,619,848	601,721
Expenses		
Correspondent broker clearing charges	1,746,879	356,239
Investment advisory expense	41,364	30,356
Employee compensation and benefits	27,364	26,745
Professional fees	152,050	82,351
Occupancy	43,998	42,143
Office expense	64,324	33,708
Insurance	57,486	36,401
Depreciation	4,048	3,323
Other selling and administrative	79,148	57,584
Total Expenses	2,216,661	668,850
Other Income		
Dividends	7,683	1,351
Gain/(Loss) Before Provision for State Income Tax	410,870	(65,778)
Provision for state income tax (Note 7)	2,867	1,340
Net Gain(Loss)	408,003	(67,118)
Other Comprehensive Income		
Unrealized gain on investment	38,070	-
Total Comprehensive Gain(Loss)	$ 446,073	$ (67,118)

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock		Additional	Accumulated Other Comprehensive Income	Retained	Total Shareholders'
	Shares	Amount	Paid in Capital	Unrealized (Loss)/Gain	Earnings	Equity
Balances, December 31, 2004	100	$ 100	$ 299,900	$ (9,825)	$ 71,603	$ 361,778
Net loss - 2005	-	-	-	-	(67,118)	(67,118)
Balances, December 31, 2005	100	$ 100	$ 299,900	$ (9,825)	$ 4,485	$ 294,660
Redemption of ownership	(20)	(20)	(99,980)	-	-	(100,000)
Distributions	-	-	-	-	(123,680)	(123,680)
Net income - 2006	-	-	-	-	408,003	408,003
Unrealized gain on investment	-	-	-	38,070	-	38,070
Balances, December 31, 2006	80	$ 80	$ 199,920	$ 28,245	$ 288,808	$ 517,053

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

		2006		2005
Cash Flows from Operating Activities:				
Net gain/(loss)	$	446,073	$	(67,118)
Adjustments to reconcile net loss to cash provided/(used) by operating activities:				
Depreciation		4,048		3,323
Unrealized gain		(38,070)		-
Changes in:				
Receivables		(203,323)		(36,195)
Other receivables		21,547		-
Prepaid expenses		(4,076)		1,580
Deposits		(229)		696
Deposits with clearing organizations		(152,510)		100,425
Accounts payable		16,410		69,418
Cash Provided by Operating Activities		89,870		72,129
Cash Flows from Investing Activities				
Purchase of investments		(24,000)		-
Purchase of furniture and equipment		(9,574)		-
Cash Used by Investing Activities		(33,574)		-
Cash Flows from Financing Activities -				
Proceeds from subordinated borrowings		150,000		-
Distributions to shareholders		(123,680)		-
Redemption of shareholder ownership		(100,000)		-
Cash Used by Financing Activities		(73,680)		-
Net Increase/(Decrease) in Cash		(17,384)		72,129
Cash and Cash Equivalents at Beginning of Year		141,071		68,942
Cash and Cash Equivalents at End of Year	$	123,687	$	141,071

Supplemental disclosure of cash flow information (Note 9):

Cash paid during the year for state income tax	$	2,867	$	1,340
Unrealized gain on investments	$	38,070	$	-

See accompanying notes

MONTECITO ADVISORS, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

Subordinated borrowings at January 1, 2006	$ -
Increases	
Issuance of subordinated notes	150,000
Subordinated borrowings at December 31, 2006	$ 150,000

See accompanying notes

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company:

Montecito Advisors, Inc. (the Company) (a California "S" Corporation) is a brokerage company located in Santa Barbara, California originally providing mutual fund trading and investment advisory services to various investors. On October 21, 2004, the Company received approval from the National Association of Securities Dealers (NASD) to expand its business operations to include equity, bond and option trading, variable life and annuity contracts, and the private placements of securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the NASD.

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; consequently, revenues are recognized when earned, and expenses are recognized when incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a checking account, cash in a mutual fund checking account and cash held by an investment custodian.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Significant estimates used in preparing these financial statements include depreciation, fair market value of investments, and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Financial instruments are carried at cost which approximates fair value.

Investments

Stock warrants with no readily determinable market value are carried at original cost. All other investments are carried at fair market value.

Agency Transactions

The Company receives funds for a private placement and maintains the funds in a separate account until the offering is closed. The Company records an offsetting liability payable to the entity contracting the Company to act as agent.

Income Taxes

The Company has elected "S" Corporation status for federal, California and West Virginia income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through on a pro-rata basis to the shareholders who report the income on their individual returns. Both California and West Virginia recognize "S" corporations as a pass-through entity; however, California imposes a minimum of $800 or a 1.5% tax on income at the corporate level. West Virginia imposes a minimum franchise tax of $50 or a 7% tax on capital.

NOTE 2: RECEIVABLES

Accounts receivable at December 31, consist of the following:

	2006	2005
Brokerage house receivables	$ 128,264	$ 31,312
Client receivables	119,016	12,645
Total receivables	$ 247,280	$ 43,957

The Company clears all of its proprietary and client transactions through brokerage houses and other broker-dealers on a fully disclosed basis. No allowance for doubtful accounts has been made for the receivables as management considers the balance to be fully collectible.

NOTE 3: OTHER RECEIVABLES

At December 31, 2005, two of the shareholders owed the Company $21,547. For the current year all interest charges have been waived. The two shareholders repaid the amounts due to the Company in 2006.

NOTE 4: INVESTMENTS

The Company's investments consisted of equities carried for sale, reported at market value, with a cost of $ 52,875 and unrealized gain of $39,495 at December 31, 2006, and a cost of $15,225 and an unrealized gain of $1,425 at December 31, 2005.

At December 31, 2005, the Company's investments consisted of stock warrants that provide the right to purchase shares of a non-publicly traded company. These warrants become exercisable in 2006 at various dates and were carried at cost since they have no readily determinable value. The cost of these warrants was $15,075.

NOTE 5: DEPOSITS WITH CLEARING ORGANIZATIONS

At December 31, 2006, the Company maintained good-faith deposits totaling $252,510 at two broker-dealers. At December 31, 2005, the Company maintained good-faith deposit of $100,000 with one broker-dealer.

NOTE 6: SUBORDINATED BORROWINGS

At December 31, 2006, the Company had two subordinated notes of $75,000 each bearing interest of 24% per annum with a maturity date of January 31, 2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The Company intends to maintain these two notes for an additional year.

NOTE 7: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate. The provision for California income tax is $2,867 for 2006 and $1,340 for 2005.

NOTE 8: COMMITMENTS

Broker-Dealer Contracts

At December 31, 2006, the Company has a contract with one broker dealer to increase the good-faith deposit by an additional $100,000 by June 30, 2007 provided the Company has a minimum net capital of $500,000.

At December 31, 2006 and 2005, the Company has contracts with other broker-dealers which may be terminated by either party without cause with thirty (30) days' prior notice.

Software Use Contract

Starting December 31, 2005, the Company has a contract with an entity owning sophisticated trade software. The Company pays fees to the entity based upon the nature and quantity of trades executed with the software. In addition, the entity pays the Company fees based upon the number of broker-dealers who use the software through the Company.

Business Consultant Contract

As of December 31, 2006, the Company has a contract with a business consultant. The Company pays the consultant a minimum of $6,000 per month for various services. The contract is in effect indefinitely.

Office Lease

The Company leases office space in Santa Barbara on a month-to-month basis. The Company also leases office space in West Virginia under a non-cancelable lease that expires in September 2007. The monthly rent is $1,145. The Company has the option to renew the West Virginia lease for an additional two year term that includes a 7% increase in rent. Office rent expense was $29,150 and $27,375 in 2006 and 2005, respectively.

NOTE 9: RETIREMENT PLAN

The Company has a defined contribution employee retirement plan that covers full-time employees who are at least 21 years of age and have one year of service as of the entry date. The company did not make any contributions to the plan in 2006 or 2005.

NOTE 10: NET CAPITAL REQUIREMENT

The Company, as a registered broker, dealer and investment advisor and as a member of the National Association of Securities Dealers, Inc. (NASD), must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $5,000 or 6.667% of aggregate indebtedness. At December 31, 2006, the Company had net capital as computed under Rule 15c3-1 of $553,480 which was $547,280 in excess of the amount required to be maintained at that date. At December 31, 2005, the Company had net capital as computed under Rule 15c3-1 of $161,735 which was $156,628 in excess of the amount required to be maintained at that date.

NOTE 11: RELATED PARTIES

The shareholders of the Company owned 81% of another entity that operated in the same industry; however, this entity closed.

One shareholder of the Company owned the building in which the Company leases its offices (see Note 8).

One shareholder is the chief executive officer of the entity with which the Company has the Software Use Contract to use the software written by the Company's business consultant. (See Note 8).

NOTE 13: CONCENTRATIONS OF RISKS

Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's cash is in a mutual fund checking account that is not insured by the Federal Deposit Insurance Company (FDIC).

SUPPLEMENTAL SCHEDULE

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2006 AND 2005

	2006	2005
Net Capital:		
Total shareholders' equity	$ 517,053	$ 294,660
Add:		
Subordinated borrowings allowable in computation of net capital	150,000	-
Deduct - Nonallowable Assets:		
Receivables	53,123	43,957
Other receivables	-	21,547
Investments	-	30,300
Prepaid expenses	26,541	22,465
Furniture and equipment	14,539	9,013
Deposits	3,130	2,901
Net capital before haircuts	419,720	164,477
Haircuts:		
2% of money market funds	16,240	2,742
Net Capital	553,480	161,735
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $5,000 whichever is greater	6,200	5,107
Excess Net Capital	$ 547,280	$ 156,628
Aggregate indebtedness	$ 93,004	$ 76,594
Ratio: Aggregate indebtedness to net capital	0.17	0.47

Reconciliation of Form X-17A-5 filed for quarter ending December 31, 2006 and 2005:

	Net Capital	Net Capital
As reported on Form X-17A-5	$ 553,480	$ 231,058
Change in shareholders' equity	(23,680)	(46,249)
Changes in nonallowable assets	23,680	(23,074)
Reduction in haircuts	-	-
Net Capital as reported above	$ 553,480	$ 161,735

MONTECITO ADVISORS, INC.

SUPPLEMENTARY SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006 AND 2005

Montecito Advisors, Inc. is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c-3" and "Information relating to Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3-3(k)(2)(B) of the Rule.

INTERNAL CONTROL

MacFarlane
Faletti & Co.
L L P
Certified Public Accountants

Reed S. Spangler
Susan M. Frazier
Jane E. Russell
Gail H. Anikouchine
William L. Jackson

James W. Fischer
Howard B. Atkinson
Marilyn D. Parke
Joe Franco

Harvey K. Lynn,
Consultant

115 E. Micheltorena St.
Suite 200
Santa Barbara
California 93101
Phone (805)966-4157
Fax (805)965-2454

2948 Nojoqui Ave.
Suite 3
P.O. Box 336
Los Olivos
California 93441
Phone (805)688-6449
Fax (805)688-6440

E-mail cpa@mfco.com
Website www.mfco.com

Board of Directors
Montecito Advisors, Inc.

In planning and performing our audit of the financial statements of Montecito Advisors, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti & Co. LLP

Santa Barbara, California
February 26, 2007

END